UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers Nine Commercial and 21 Executive Jets in 3Q21

São José dos Campos - Brazil, October 21, 2021 – Embraer (NYSE: ERJ; B3: EMBR3) delivered a total of 30 jets in the third quarter of 2021, of which nine were commercial aircraft and 21 were executive jets (14 light and seven large). As of September 30, the firm order backlog totaled USD 16,8 billion.

Deliveries by Segment	3Q21	2021

Commercial Aviation	9	32
E175	6	15
E190-E2	-	2
E195-E2	3	15

Executive Aviation	21	54
Phenom 100	-	2
Phenom 300	14	34
Light Jets	14	36
Praetor 500	2	6
Praetor 600	5	12
Large Jets	7	18

TOTAL	30	86

During 3Q21, in the executive aviation segment, Embraer delivered its 1,500th business jet. The milestone aircraft was a Phenom 300E, the best-selling light jet for nine years in a row, which was delivered to Haute Aviation, a Swiss company focused on charter, brokerage, and aircraft management.

In the commercial aviation segment, Embraer announced the sale of 16 new E175 jets to SkyWest, Inc. for operation in the Delta Air Lines network, adding to the 71 E175 jets SkyWest already operates for Delta. The E175 aircraft will fly for Delta under a Capacity Purchase Agreement (CPA). The value of the contract, which is included in Embraer’s third quarter backlog, is USD 798.4 million, based on list price.

In the Services & Support segment, Embraer signed several contracts during the quarter. Porter Airlines signed a major aftermarket support package with Embraer for Porter’s E2 fleet of commercial aircraft, for up to 20 years. Embraer also signed a Pool Program agreement with

CommutAir, a United Express carrier, to support the airline’s ERJ 145 jet fleet, and an extension for Pool Program with Cobham, in Australia, to support its three E190s. Also, in Australia, Embraer signed a services agreement with Alliance Airlines, which will provide materials support for the carrier’s fleet of E190s.

Backlog - Commercial Aviation (September 30, 2021)
Aircraft Type	Firm Orders	Deliveries	Firm Order Backlog
E170	191	191	-
E175	832	681	151
E190	568	565	3
E195	172	172	-
E190-E2	22	17	5
E195-E2	183	29	154
Total	1,968	1,655	313
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	191	191	-

Airnorth (Australia)	1	1	-

Alitalia (Italy)	6	6	-

BA CityFlyer (UK)	6	6	-

Cirrus (Germany)	1	1	-

ECC Leasing (Ireland)	6	6	-

EgyptAir (Egypt)	12	12	-

Finnair (Finland)	10	10	-

GECAS (USA)	9	9	-

JAL (Japan)	18	18	-

LOT Polish (Poland)	6	6	-

NAC / Jetscape (USA)	1	1	-

Petro Air (Libya)	2	2	-

Regional (France)	10	10	-

Republic Airlines (USA)	48	48	-

Satena (Colombia)	1	1	-

Saudi Arabian Airlines (Saudi Arabia)	15	15	-

Sirte Oil (Libya)	1	1	-

Suzuyo (Japan)	2	2	-

TAME (Ecuador)	2	2	-

US Airways (USA)	28	28	-

Virgin Australia (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	832	681	151

Air Canada (Canada)	15	15	-

Air Lease (USA)	8	8	-

Alitalia (Italy)	2	2	-

American Airlines (USA)	98	98	-

Belavia (Belarus)	1	1	-

CIT (USA)	4	4	-

ECC Leasing (Ireland)*	1	1	-

Flybe (UK)	11	11	-

Fuji Dream (Japan)	2	2	-

GECAS (USA)	5	5	-

Horizon Air / Alaska (USA)	42	30	12

KLM (The Netherlands)	17	17	-

LOT Polish (Poland)	12	12	-

Mauritania Airlines (Mauritania)	2	2	-

Mesa (USA)	7	7	-

NAC / Aldus (Ireland)	2	2	-

NAC / Jetscape (USA)	4	4	-

Northwest (USA)	36	36	-

Oman Air (Oman)	5	5	-

Republic Airlines (USA)	223	123	100

Royal Jordanian (Jordan)	2	2	-

Skywest (USA)	207	168	39

Suzuyo (Japan)	11	11	-

TRIP (Brazil)	5	5	-

United Airlines (USA)	110	110	-
* Aircraft delivered by ECC Leasing: one to Air Caraibes

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	568	565	3

Aero Republica (Colombia)	5	5	-

Aeromexico (Mexico)	12	12	-

Air Astana (Kazakhstan)	2	2	-

Air Canada (Canada)	45	45	-

Air Caraibes (Guadalupe)	1	1	-

Air Lease (USA)	23	23	-

Air Moldova (Moldavia)	1	1	-

Augsburg (Germany)	2	2	-

Austral (Argentina)	22	22	-

AZAL (Azerbaijan)	4	4	-

Azul (Brazil)	5	5	-

BA CityFlyer (UK)	9	9	-

BOC Aviation (Singapore)	14	14	-

China Southern (China)	20	20	-

CIAF (Egypt)	3	-	3

CIT (USA)	7	7	-

Conviasa (Venezuela)	16	16	-

Copa (Panama)	15	15	-

Dniproavia (Ukraine)	5	5	-

ECC Leasing (Ireland)	1	1	-

Finnair (Finland)	12	12	-

GECAS (USA)	27	27	-

Guizhou / Colorful (China)	9	9	-

Hainan (China)	50	50	-

Hebei (China)	6	6	-

JAL (Japan)	14	14	-

JetBlue (USA)	64	64	-

Kenya Airways (Kenya)	10	10	-

KLM (The Netherlands)	26	26	-

KunPeng (China)	5	5	-

LAM (Mozambique)	2	2	-

Lufthansa (Germany)	9	9	-

M1 Travel (Lebanon)	8	8	-

NAC / Aldus (Ireland)	21	21	-

NAC / Jetscape (USA)	9	9	-

NAS Air (Saudi Arabia)	3	3	-

NIKI (Austria)	7	7	-

Regional (France)	10	10	-

Republic (USA)	2	2	-

Taca (El Salvador)	11	11	-

TAME (Ecuador)	3	3	-

TRIP (Brazil)	3	3	-

US Airways (USA)	25	25	-

Virgin Australia (Australia)	18	18	-

Virgin Nigeria (Nigeria)	2	2	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	172	172	-

Arkia (Israel)	1	1	-

Aurigny (Guernsey)	1	1	-

Azul (Brazil)	59	59	-

Belavia (Belarus)	4	4	-

BOC Aviation (Singapore)	1	1	-

Flybe (UK)	14	14	-

GECAS (USA)	12	12	-

Globalia (Spanish)	12	12	-

Hainan (China)	20	20	-

LOT Polish (Poland)	4	4	-

Lufthansa (Germany)	34	34	-

Montenegro (Montenegro)	1	1	-

NAC / Aldus (Ireland)	4	4	-

NAC / Jetscape (USA)	2	2	-

Royal Jordanian (Jordan)	2	2	-

Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	22	17	5

Aercap (Ireland)	5	5	-

Air Kiribati (Kiribati)	2	1	1

Aircastle (USA)	2	-	2

Congo Airways (Congo)	2	-	2

Helvetic (Switzerland)	8	8	-

Wideroe (Norway)	3	3	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	183	29	154

Aercap (Ireland)	45	12	33

Air Peace (Nigeria)	13	4	9

Aircastle (USA)	23	2	21

Azul (Brazil)	51	-	51

Binter Canarias (Spain)	5	5	-

Congo Airways (Congo)	2	-	2

Helvetic (Switzerland)	4	4	-

ICBC (China)	10	2	8

Porter (Canada)	30	-	30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2021

Embraer S.A.

By:

/s/ Antonio Carlos Garcia

	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations